UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y7542C106
(CUSIP Number)

Mr. Emanuele Lauro 9, Boulevard Charles III Monaco 98000 377-9798-5716 with a copy to: Edward S. Horton, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [     ].

CUSIP No.	Y7542C106

1.	NAME OF REPORTING PERSONS
Annalisa Lolli-Ghetti

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER

2,980,101

8.	SHARED VOTING POWER

20,397,105

9.	SOLE DISPOSITIVE POWER

2,980,101

10.	SHARED DISPOSITIVE POWER

20,397,105

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,377,206

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.71%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y7542C106

1.	NAME OF REPORTING PERSONS
Scorpio Services Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

The Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

20,397,105

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

20,397,105

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

20,397,105

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.11%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	Y7542C106

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Shares"), of Scorpio Tankers Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the "Issuer"), having its principal executive offices at 9, Boulevard Charles III, MC 98000, Monaco.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Annalisa Lolli-Ghetti ("Ms. Lolli-Ghetti") and Scorpio Services Holding Limited, a corporation formed under the laws of the Republic of the Marshall Islands ("SSH", and together with Ms. Lolli-Ghetti, the "Reporting Persons"), which may be deemed the beneficial owners of approximately 4.71% and 4.11%, respectively, of the Issuer's outstanding Common Shares.

Ms. Lolli-Ghetti is the majority shareholder of SSH. Ms. Lolli-Ghetti's principal business address is 9, Boulevard Charles III, MC 98000, Monaco.

The principal business of SSH is the provision of administrative services relating to the ownership and operation of vessels, including to the Issuer and unaffiliated third-parties. The principal business address and principal office address of SSH is 9, Boulevard Charles III, MC 98000, Monaco.

The identity, present principal occupation/employment, citizenship and business address of the executive officers, directors, and controlling persons of SSH, other than Ms. Lolli-Ghetti for whom such information is provided elsewhere herein, (together, the "SSH Principals") is set forth below.

	Name	Principal Occupation and Employment	Citizenship
	Emanuele Lauro	Director and Chief Executive Officer of SSH, the Issuer, and Scorpio Bulkers Inc.(1)	Italy
	Robert Bugbee	Director and President of SSH, the Issuer, and Scorpio Bulkers Inc.(1)	Britain
	Cameron Mackey	Director and Chief Operating Officer of SSH and the Issuer,(1) and Chief Operating Officer of Scorpio Bulkers Inc.	USA
	Filippo Lauro	Director and Vice President of SSH and Vice President of the Issuer and Scorpio Bulkers Inc.(1)	Italy
	Brian Lee	Chief Financial Officer of SSH and the Issuer(1)	USA

(1)  The business address of Scorpio Bulkers Inc. and the SSH Principals is 9 Boulevard Charles III, MC 98000, Monaco.

The Reporting Persons, and, to the best of their knowledge, the SSH Principals, have not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
The Reporting Persons, and, to the best of their knowledge, the SSH Principals, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Ms. Lolli-Ghetti acquired 2,980,101 Common Shares through private transactions.

SSH purchased an aggregate of 20,397,105 Common Shares through transactions directly with the Issuer in both private placements and in public offerings and in open market transactions using funds from working capital.

Item 4.	Purpose of Transaction.

Certain of the SSH Principals also serve as executive officers and/or directors of the Issuer. Accordingly, the Reporting Persons may, and the SSH Principals will continue to, influence the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Ms. Lolli-Ghetti acquired the Common Shares described in Item 3 through private transactions. SSH acquired the Common Shares described in Item 3 solely for investment purposes, through purchases directly from the Issuer in private placements and in public offerings and in open market transactions.

The Reporting Persons, at any time and from time to time, may acquire additional Common Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Common Shares they own depending upon an ongoing evaluation of their investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date of this filing, the Issuer has 495,893,564 Common Shares outstanding (assuming that the option granted to the underwriters in the Issuer's public underwritten offering pursuant to a registration statement on Form F-3 (File no 333-210284) that closed on October 12, 2018 is not exercised). Based on the foregoing, as of the date of this filing: (i) SSH may be deemed to be the beneficial owner of 20,397,105 Common Shares, representing approximately 4.11% of the Issuer's outstanding Common Shares; and (ii) Ms. Lolli-Ghetti may be deemed to be the beneficial owner of 23,377,206 Common Shares, representing approximately 4.71% of the Issuer's outstanding Common Shares, of which Ms. Lolli-Ghetti and SSH have the shared power to vote and dispose of 20,397,105 Common Shares, representing approximately 4.11% of the Issuer's outstanding Common Shares, as indicated above, and Ms. Lolli-Ghetti has the sole power to vote and dispose of 2,980,101 Common Shares, representing approximately 0.6% of the Issuer's outstanding Common Shares.

As of the date of this filing, the SSH Principals may be deemed to be the beneficial owners of an aggregate of 23,725,920 Common Shares, with the sole power to vote and dispose of the Common Shares that each SSH Principal respectively owns.

(c)	Transactions in the Common Shares effected by SSH during the past 60 days are set forth on Exhibit A to this Schedule 13D. No transactions were effected by Ms. Lolli-Ghetti during the past 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Persons or the SSH Principals.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

SSH has entered into a Registration Rights Agreement with the Issuer pursuant to which the Issuer has agreed to register all of SSH's Common Shares reported on this Schedule 13D for resale pursuant to the Securities Act of 1933, as amended.  The Registration Rights Agreement is filed as an Exhibit to this Schedule 13D.

SSH is party to a lock-up agreement with certain of the underwriters in the public offering by the Issuer in which SSH acquired 5,405,405 Common Shares, pursuant to which SSH has agreed not to dispose of those 5,405,405 Common Shares for a period of 90 days from the date of the prospectus relating to such offering.   The Lock-up Agreement is filed as an Exhibit to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit A – Information with respect to Transactions Effected.

Exhibit B – Form of Registration Rights Agreement between the Issuer and SSH is filed herewith (incorporated by reference to Exhibit 99.3 of the Report on Form 6-K of the Issuer filed on October 12, 2018).

Exhibit C – Form of Scorpio Tankers Inc. Lock-Up Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2018	ANNALISA LOLLI-GHETTI*

	By:	/s/ Annalisa Lolli-Ghetti
	Name:	Annalisa Lolli-Ghetti

SCORPIO SERVICES HOLDING LIMITED

	By:	/s/ Filippo Lauro
	Name:	Filippo Lauro
	Title:	Executive Chairman, Director and Vice President

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of her pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

INFORMATION WITH RESPECT TO TRANSACTIONS EFFECTED BY SSH

Date of Transaction	Number of Common Shares Purchased (1)	Price of Common Shares
October 12, 2018	5,405,405	$1.85 per share

(1) Purchased from the Issuer in the Issuer's public underwritten offering pursuant to a registration statement on Form F-3 (File no 333-210284) that closed on October 12, 2018.

EXHIBIT C
FORM OF
LOCK-UP LETTER
October 9, 2018
Merrill Lynch, Pierce, Fenner & Smith
 Incorporated
One Bryant Park
New York, New York 10036
BTIG, LLC
825 Third Avenue
New York, NY 10022
Ladies and Gentlemen:
The undersigned understands that Merrill Lynch, Pierce, Fenner & Smith Incorporated and BTIG, LLC (the "Representatives") propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with Scorpio Tankers Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands (the "Company"), providing for the public offering (the "Public Offering") by the several Underwriters, including the Representatives (the "Underwriters"), of 162,162,163 shares (the "Shares") of Common Stock, par value $0.01 per share, of the Company (the "Common Stock").
To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives, on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus relating to the Public Offering (the "Prospectus") (the "Lock-up Period"), (1) offer, pledge, sell, contract to sell (including any short sale), sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to shares of Common Stock or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions, (b) transfers of shares of Common Stock or any security convertible into Common Stock as a bona fide gift, or (c) distributions of shares of Common Stock or any security convertible into Common Stock to limited partners or stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of Common Stock, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence, (d) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock, provided that such plan does not provide for the transfer of Common Stock during the Lock-up Period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the undersigned or the Company and (e) sales or transfers by any director or officer of the Company following the thirtieth (30th) day of the Lock-Up Period with respect to an aggregate of no more than 4,000,000 shares (the "Carveout Limit") of Common Stock by any one or more directors or officers of the Company subject to similar lock-up provisions with respect to the Common Stock, provided that, prior to any such sale or transfer of Common Stock pursuant to this clause (e), the party seeking to sell or transfer such Common Stock shall inform and receive confirmation from the Representatives that the Carveout Limit would not be exceeded by such party based on prior sales or transfers by any other parties. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the Lock-up Period, make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the undersigned's shares of Common Stock except in compliance with the foregoing restrictions.
The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.
The undersigned acknowledges that the completion of the Public Offering depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This agreement is irrevocable and will be binding on the undersigned and the respective successors, heirs, personal representatives, and assigns of the undersigned, provided however, that this agreement will terminate if the Public Offering does not close on or before October 16, 2018 or is terminated pursuant to the Underwriting Agreement.

Very truly yours,

(Name)